BNP PARIBAS


06019543

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

15 December 2006


SEC MAIL
PROCESSING
RECEIVED
DEC 2 6 2006
WASH. D.C.
185
SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

SUPPL

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2006 third quarter results.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

Enclosure : Third quarter 2006 results press release,
Third quarter 2006 results slide show,
Acknowledgement of receipt

BNP PARIBAS

RESULTS AS AT 30 SEPTEMBER 2006

PRESS RELEASE

16 November 2006

BNP PARIBAS

Paris, 16 November 2006

RESULTS AS AT 30 SEPTEMBER 2006

Third Quarter 2006

STRONG GROWTH ACCELERATED BY ACQUISITIONS, ESPECIALLY IN EUROPE (BNL, LASER COFINOGA)

- GROUP REVENUES — €6,829mn (+25.1%)

VERY GOOD OPERATING PERFORMANCES

- GROSS OPERATING INCOME — +22.5%
- OPERATING INCOME — +15.7%

SHARP RISE IN NET INCOME

- NET INCOME GROUP SHARE — €1,675mn (+24.9%)

FIRST NINE MONTHS OF 2006

- NET INCOME GROUP SHARE — €5,589mn (+23.7%)
- COST/INCOME RATIO — 59.4% (IMPROVED 0.4 PTS)
- ANNUALISED AFTER-TAX ROE — 21.2%
- EARNINGS PER SHARE (9 MONTHS) — €6.2 (+14.2%)

On 15 November 2006, BNP Paribas' Board of Directors, in a meeting chaired by Michel Pébereau, examined the Group's results for the third quarter and the first nine months of the year.

POWERFUL REVENUE GROWTH AND RESULTS UP SUBSTANTIALLY

In the third quarter of this year, BNP Paribas made 6,829 million euros in revenues, up 25.1% compared to the third quarter 2005. This sharp growth is due to recent acquisitions, especially BNL in Italy, as well as to organic growth in all the core businesses: at constant scope and exchange rates, revenues rose 6.2%.

This growth in the core businesses was supported by substantial recruitment and job creation. Since the beginning of the year, BNP Paribas has recruited 7,600 people worldwide, including 3,300 in France.

The trend in operating expenses reflects this growth dynamic: +26.7% compared to the third quarter 2005. Gross operating income thus jumped 22.5% to 2,568 million euros (+5.1% at constant scope and exchange rates).

Provisions (264 million euros) were increased by 152 million euros by the effect of new acquisitions. At constant scope and exchange rates, provisions rose only 6.3% and remain stable as a percentage of weighted assets, at 13 bps, in a risk environment still broadly favourable.

Net income group share, at 1,675 million euros, was up 24.9% compared to the third quarter 2005.

For the first nine months of 2006, the net income group share totalled 5,589 million euros (+23.7%). **This is the best level of all the eurozone banks**. Annualised return on equity came to 21.2%.

The 59.4% cost/income ratio improved by 0.4 points compared to the first nine months of 2005.

Despite the rise in the number of shares as a result of the recent capital increase, earnings per share in the first nine months of the year rose from 5.4 euros to 6.2 euros (+14.2%).

The international capital adequacy ratio was estimated at 11.0% as at 30 September 2006 and the Tier 1 ratio was estimated to be 7.8%.

ROBUST GROWTH DRIVE IN ALL THE CORE BUSINESSES

1. Retail Banking

French Retail Banking (FRB)

The retail network in France[1] posted revenues (1,439 million euros) that were up 5.3% (+2.8% excluding the provision for Home Ownership Savings Plans and Accounts) compared to the third quarter 2005. Net interest revenue rose 4.6%, primarily due to the decrease in the provision for Home Ownership Savings Plans and Accounts. Fees moved up 6.3%, driven by a sharp rise in fees on financial savings products (+9.8%), whilst the other fees rose 4.6% thanks to a sharp rise in volumes. BNP Paribas continued to pursue its fair pricing strategy under way for several years now and stopped charging customers for the use of online banking. Prices for 2007, which have just been announced, are in keeping with this fair pricing strategy.

Operating expenses rose 4.3%. Gross operating income, at 467 million euros, thus rose 7.4%. The cost of risk fell (-12.5%). After sharing one third of the income from French Private Banking with the AMS core business, French Retail Banking's quarterly pre-tax income rose 9.7% to 408 million euros compared to the third quarter 2005.

The core business continued to pursue a good sales and marketing drive:

- the number of **individual** chequing and deposit accounts has continued to grow rapidly: +136,000 during the first nine months compared to +127,000 for the same period a year ago. There were particularly substantial savings inflows, for life insurance as well as for medium- and long-term mutual funds: gross financial savings inflows in the first nine months of the year thus jumped 25.8% compared to the third quarter 2005. Outstanding mortgages rose 16.6% compared to the third quarter 2005 and consumer lending moved up 7.1%;

- during the same period, outstanding **corporate** lending edged up 3.4% driven by sustained growth in investment loans (+11.2%). Cross-selling of value-added products and services to corporate customers continued to expand rapidly. There has been substantial growth in investment products sold since the beginning of the year and the corresponding fees rose 13% compared to the first nine months of 2005.

International Retail and Financial Services (IRFS)

This quarter, International Retail Banking and Financial Services benefited again from the effect of acquisitions carried out in 2005: Commercial Federal Bank in the United States and LaSer-Cofinoga in France. In addition, the Ukrainian bank UkrSibbank was consolidated for the first time for the full period since the acquisition on 18 April 2006.

As a result of this, the core business experienced sharp growth in its aggregates. **Compared to the third quarter 2005, IRFS' revenues jumped 24.9% to 1,856 million euros**, operating expenses rose 30.0% to 1,044 million euros, gross operating income moved up 18.9% to 812 million euros and the cost of risk, at 221 million euros, rose 95 million euros, of which 68 million euros came from the expanded scope.

At constant scope and exchange rates, revenues rose 4.2%, despite the economic slowdown in the United States, thanks to the good performances in financial services and

[1]) With 100% of French Private Banking.

in emerging markets. The continued pursuit of organic growth, especially in emerging markets, resulted in a 7.1% rise in operating expenses at constant scope and exchange rates.

The core business's pre-tax income was stable at 615 million euros (+0.3% compared to the third quarter 2005).

BancWest's revenues, 531 million euros, rose 10.6% compared to the third quarter 2005. Beyond the successful completion of the integration of Commercial Federal and an unfavourable dollar/euro parity this quarter (down 4.4% compared to the third quarter 2005), quarterly revenues dipped 2.5% at constant scope and exchange rates: the good rise in outstanding loans and deposits (+5.5% and 4.5% at constant scope and exchange rates respectively) did not fully offset the erosion of the interest margin rate (-45 bps to 3.16%) due to flat interest rates and pressure on the margins. Given this situation, BancWest implemented a programme designed to bolster the commercial coverage of its territory and to expand the cross selling of its entire range of products.

BancWest still has one of the best cost/income ratios among U.S. retail banks (50.8% in the third quarter of 2006) due to controlled operating costs: +1.3% at constant scope and exchange rates compared to the third quarter 2005. Cost savings resulting from the integration of Commercial Federal, the implementation of which was completed this quarter, will produce their full effect in 2007 (54 million dollars a year).

The cost of risk was maintained at a very low level (0.13% of weighted assets in the first nine months of the year) due to a cautious risk policy, to a highly diversified portfolio in which California now accounts for only 38% and to less exposure to the real estate sector than our average peer group.

Cetelem, the top consumer financial services company in Continental Europe with 48.7 billion euros in outstandings excluding the parent company as at 30 September 2006, has derived benefits from the joint control of LaSer-Cofinoga since October 2005: its revenues climbed 42.1% compared to the third quarter 2005 and its operating income soared 52.6%.

At constant scope and exchange rates, revenues grew 8.0% compared to the third quarter 2005, or 4.0% in France and 12.4% outside France. Growth was particularly strong in Spain, Germany and Brazil.

The cost of risk was limited (1.95% of weighted assets) and the combined ratio[2], at 73.7%, continued to improve (-1.9 points compared to the third quarter 2005).

Operating income was up 27.7%, at constant scope and exchange rates, reflecting here again the substantial organic growth in Cetelem's operating results.

The Group's other financial services companies, **Arval**, **BNP Paribas Lease Group** and **UCB** continued their rapid expansion in Europe with annual average outstandings up 14.4% as at 30 September 2006. Despite the rise in short-term interest rates that weighed on margins, especially in the leasing business, the revenues from these businesses rose a total of 5.1% compared to the third quarter 2005 and their operating income was stable.

The **Emerging and Overseas Markets** businesses posted, year-on-year since the third quarter 2005, a sharp rise in revenues (+15.6% at constant scope and exchange rates and +51.0% at current scope with the consolidation of UkrSibbank). The Group is actively

[2]) The sum of operating costs and the cost of risk as compared to revenues.

pursuing its business development programme which includes the opening of over 400 branches between 2005 and 2007 in the Maghreb, the Gulf region, Turkey, Ukraine and Russia. Eighty-four branches were opened in the third quarter of 2006.

Gross operating income jumped 44.4% (+18.5% at constant scope and exchange rates). The cost of risk, at 51 million euros, of which 22 million euros were from the consolidation of UkrSibbank over six months, drove down the quarter's operating income to 53 million euros (compared to 82 million euros in the third quarter 2005 when there was a one-off writeback of 10 million euros in provisions).

2. Asset Management and Services (AMS)

Asset Management and Services continued to deliver substantial added value through organic growth. **Revenues, which totalled 1,064 million euros, were up 22.3% compared to the third quarter 2005.**

As at 30 September 2006, the total assets under management by the core business' business lines came to 476.3 billion euros, or 14.9% growth compared to 30 September 2005. This sharp rise is due notably to substantial asset inflows during the first nine months of 2006: 31.6 billion euros, or an annualised asset inflow rate of 9.8% of assets under management.

The core business pursued this fast-paced organic growth while maintaining a positive jaws effect: operating expenses rose at a pace 3.1 points below revenues and gross operating income, at 370 million euros, was up 28.5%. Pre-tax income (361 million euros) soared 26.7%.

Wealth and Asset Management posted 160 million euros in pre-tax income (+15.9% compared to the third quarter 2005). The corresponding business lines enjoyed fast-paced international expansion, in particular Private Banking in Asia and Cortal Consors in Germany.

The **Insurance** businesses continued their rapid growth. In France, the proportion of unit-linked products in life insurance policy sales was vastly superior to the market average (40.8% in the first nine months of the year compared to 28.1% for the market). Outside France, sales are growing rapidly both in savings (+29% compared to the third quarter 2005, which includes a doubling of sales in Asia) and credit protection insurance (+34% compared to the third quarter 2005).

Pre-tax income totalled 157 million euros in the third quarter of the year (+37.7% compared to the third quarter 2005).

The **Securities Services** business experienced sustained growth both in global custody services and fund administration. As at 30 September 2006, assets under custody reached 3,430 billion euros (+19% year-on-year) and assets under administration 569 billion euros (+18% year-on-year). During the quarter, a bolt on acquisition in Germany and the launch of a custody services business in Switzerland have further expanded the business' European service offering.

Pre-tax income for the third quarter (44 million euros) was up sharply (+33.3%) compared to the third quarter 2005.

3. Corporate and Investment Banking (CIB)

In a market environment that was less favourable than in the first half of the year, **Corporate and Investment Banking grew its revenues 4.3% compared to the third quarter 2005 to 1,761 million euros**. Given the positive jaws effect due to the fact that operating expenses rose only 2.9%, gross operating income, at 765 million euros, rose 6.3% compared to the third quarter 2005.

With respect to credit risk, net increases in specific new provisions remained limited, whilst there were major writebacks on provisions again this quarter. The net balance was positive at 82 million euros (compared to 49 million euros in the third quarter 2005).

Corporate and Investment Banking's pre-tax income, 852 million euros, was up 11.5% compared to the third quarter 2005.

The **Advisory and Capital Markets** businesses maintained a limited value at risk (99% 1 day-interval VaR: on average 21 million euros in the third quarter 2006). They posted revenues totalling 1,146 million euros, up 8.6% compared to the third quarter 2005, which was a high base period.

This quarter again, the Corporate Finance business line confirmed sharply higher revenues compared to 2005. The Group bolstered its positioning in this business line as reflected in the rankings for the first nine months of the year: BNP Paribas ranked number 7 in Europe both for M&As[3] and ECM[4].

The Equity Derivatives business line, which enjoyed excellent performance in the third quarter 2005, held up well in the third quarter 2006 in a less favourable market. With business comparatively down slightly this quarter, the growth in the volume of customer business in the U.S., including structured products sold to corporate customers and funds, is worth highlighting.

The Fixed Income business line enjoyed good business, especially on all credit-based products: new debt issues, secondary flows, securitisation, and structured products. Interest rate derivatives also performed well.

BNP Paribas was named "Bank of the Year" for interest rate derivatives by *The Banker* magazine, "Global Best Structured Product House" by the magazine *Euromoney* and "Best Credit Derivatives Provider" for Asia by the magazine *Global Finance.* These awards confirm the Group's excellent position in global derivatives markets.

The **Financing businesses** posted 615 million euros in revenues, down 2.8% compared to the third quarter 2005. This decline comes from reductions in weighted assets achieved by buying substantial protection since the fourth quarter 2005. For Structured Finance, the Group maintained a selective origination policy in an environment of falling margins; for Energy and Commodities Finance, the growth of the highly structured financing business helped to continue to grow revenues despite the recent decline in oil prices.

[3]) Source: *Thomson Financial*. Deals announced.
[4]) Source: *Dealogic*.

BNP Paribas Capital

BNP Paribas Capital's revenues came to 53 million euros (compared to 42 million euros for the third quarter 2005).

The portfolio's estimated value totalled 4.6 billion euros as at 30 September 2006 (compared to 4.4 billion as at 31 December 2005), including 1.9 billion euros in unrealised capital gains (+0.3 billion euros compared to 31 December 2005).

BNL

BNL's contribution to the Group's results in the third quarter 2006, determined in accordance with BNP Paribas' accounting standards and methods, was 759 million euros in revenues, 480 million euros in operating expenses and a cost of risk of 84 million euros, resulting in pre-tax income totalling 197 million euros. Since this is the first year BNL has been consolidated as part of the Group, there is no basis for comparison for 2005.

In order to compare BNL's performance this quarter to that in the third quarter 2005, we would have to look at BNL's results using the same method and net out the effect of accounting standardisation with BNP Paribas, reclassified based on BNP Paribas' aggregates.

On this basis, quarterly revenues rose 10.7% compared to the third quarter 2005. Excluding non-recurring items in the third quarter 2006, revenue growth was 5.2%. Operating expenses edged down 0.2% compared to the third quarter 2005, which reflects the effect of the first cost savings initiatives implemented since the acquisition. The cost of risk was 85 million euros compared to 15 million euros in the third quarter 2005 when there was a one-off 45 million euros writeback in provisions. Operating income was up 4.2% (or +9.2% excluding non-recurring items).

BNP Paribas' strategy in Italy and the business development plan for BNL will be unveiled to investors and to the market this coming 1st December in Rome during a day-long event devoted to this subject.



 

Commenting on these results, Baudouin Prot, CEO said: "*This quarter, the Group had very good operating performance in an environment that became less favourable than in the beginning of the year. BNP Paribas has successfully applied its business development model that combines acquisitions that deliver added value – among which BNL is now in the forefront – with investments that generate organic growth and the recruitment of new talent to support this dynamic in to the future. This successful strategy has led to a sharp rise in earnings per share.*"

CONSOLIDATED PROFIT AND LOSS ACCOUNT

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M(9M
Revenues	**6,829**	**5,458**	**+25.1%**	**7,245**	**-5.7%**	**20,891**	**16,232**	**+28**
Operating Expenses and Dep.	-4,261	-3,362	+26.7%	-4,288	-0.6%	-12,411	-9,700	+27.
Gross Operating Income	**2,568**	**2,096**	**+22.5%**	**2,957**	**-13.2%**	**8,480**	**6,532**	**+29**
Provisions	-264	-105	+151.4%	-121	+118.2%	-501	-317	+58.
Operating Income	**2,304**	**1,991**	**+15.7%**	**2,836**	**-18.8%**	**7,979**	**6,215**	**+28**
Associated Companies	118	84	+40.5%	59	+100.0%	239	260	-8.
Other Non Operating Items	4	9	-55.6%	-2	n.s.	37	125	I
Non Operating Items	**122**	**93**	**+31.2%**	**57**	**+114.0%**	**276**	**385**	**-28**
Pre-Tax Income	**2,426**	**2,084**	**+16.4%**	**2,893**	**-16.1%**	**8,255**	**6,600**	**+25**
Tax Expense	-638	-628	+1.6%	-837	-23.8%	-2,281	-1,780	+28.
Minority Interests	-113	-115	-1.7%	-155	-27.1%	-385	-303	+27.
Net Income, Group Share	**1,675**	**1,341**	**+24.9%**	**1,901**	**-11.9%**	**5,589**	**4,517**	**+23**
Cost / Income	**62.4%**	**61.6%**	**+0.8 pt**	**59.2%**	**+3.2 pt**	**59.4%**	**59.8%**	**-0.**
Cost / Income without BNP Paribas Capital	**62.9%**	**62.0%**	**+0.9 pt**	**59.8%**	**+3.1 pt**	**60.0%**	**61.3%**	**-1.**

At constant scope and exchange rates/ 3Q05:

- Revenues	*+6.2%*
- Ope. Exp. and Dep.	*+6.8%*
- GOI	*+5.1%*
- Provisions	*+6.3%*
- Operating Income	*+5.0%*

- Revenues : +25.1%/3Q05
  - Robust organic growth in less favourable environment
  - Significant contribution of recent acquisitions
- Gross operating income up sharply: +22.5%/3Q05
- Cost of risk: €264mn in 3Q06 compared to €105mn in 3Q05
  - Stable at constant scope and exchange rates at 13 bps of weighted assets
  - Scope and exchange rate effects: +€152mn (primarily BNL, UkrSibbank and LaSer Cofinoga)
- Net income group share: €1,675mn, +24.9%/3Q05


VERY GOOD OPERATING PERFORMANCE IN A LESS FAVOURABLE ENVIRONMENT
Quarterly Revenues
1,322
1,390
+5%
1,486
1,856
+25%
870
1,064
+22%
1,688
1,761
+4%
3Q06
3Q05
in €mn
FRB*
IRFS
AMS
CIB

* including 2/3 of French Private Banking

3RD QUARTER 2006 CORE BUSINESSES RESULTS

In millions of euros	FRB	IRFS	BNL	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Revenues	**1,390**	**1,856**	**759**	**1,064**	**1,761**	**53**	**-54**	**6,829**
Change/3Q05	+5.1%	+24.9%		+22.3%	+4.3%	+26.2%	n.s.	+25.1%
%Change/2Q06	-3.7%	+3.4%	+0.3%	-3.7%	-7.9%	-36.1%	n.s.	-5.7%
Operating Expenses and Dep.	-947	-1,044	-480	-694	-996	-2	-98	-4,261
Change/3Q05	+4.2%	+30.0%		+19.2%	+2.9%	-60.0%	+3.2%	+26.7%
%Change/2Q06	+3.5%	+3.9%	+2.1%	+3.6%	-13.6%	+0.0%	+34.2%	-0.6%
Gross Operating Income	**443**	**812**	**279**	**370**	**765**	**51**	**-152**	**2,568**
Change/3Q05	+7.3%	+18.9%		+28.5%	+6.3%	+37.8%	n.s.	+22.5%
%Change/2Q06	-16.3%	+2.8%	-2.8%	-14.9%	+0.8%	-37.0%	n.s.	-13.2%
Provisions	-35	-221	-84	-6	82	-2	2	-264
Change/3Q05	-14.6%	+75.4%		n.s.	n.s.	n.s.	n.s.	+151.4%
%Change/2Q06	+12.9%	+28.5%	n.s.	n.s.	n.s.	n.s.	n.s.	+118.2%
Operating Income	**408**	**591**	**195**	**364**	**847**	**49**	**-150**	**2,304**
Change/3Q05	+9.7%	+6.1%		+26.8%	+10.1%	+36.1%	n.s.	+15.7%
%Change/2Q06	-18.1%	-4.4%	-12.6%	-16.3%	-4.0%	-38.8%	n.s.	-18.8%
Associated Companies	0	20	1	-3	1	93	6	118
Other Non Operating Items	0	4	1	0	4	0	-5	4
Pre-Tax Income	**408**	**615**	**197**	**361**	**852**	**142**	**-149**	**2,426**
Change/3Q05	+9.7%	+0.3%		+26.7%	+11.5%	+111.9%	n.s.	+16.4%
%Change/2Q06	-18.1%	-4.1%	-7.9%	-17.2%	-6.6%	+59.6%	n.s.	-16.1%

In millions of euros	FRB	IRFS	BNL	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Revenues	**1,390**	**1,856**	**759**	**1,064**	**1,761**	**53**	**-54**	**6,829**
3Q05	1,322	1,486		870	1,688	42	50	5,458
2Q06	1,444	1,795	757	1,105	1,912	83	149	7,245
Operating Expenses and Dep.	-947	-1,044	-480	-694	-996	-2	-98	-4,261
3Q05	-909	-803		-582	-968	-5	-95	-3,362
2Q06	-915	-1,005	-470	-670	-1,153	-2	-73	-4,288
Gross Operating Income	**443**	**812**	**279**	**370**	**765**	**51**	**-152**	**2,568**
3Q05	413	683		288	720	37	-45	2,096
2Q06	529	790	287	435	759	81	76	2,957
Provisions	-35	-221	-84	-6	82	-2	2	-264
3Q05	-41	-126		-1	49	-1	15	-105
2Q06	-31	-172	-64	0	123	-1	24	-121
Operating Income	**408**	**591**	**195**	**364**	**847**	**49**	**-150**	**2,304**
3Q05	372	557		287	769	36	-30	1,991
2Q06	498	618	223	435	882	80	100	2,836
Associated Companies	0	20	1	-3	1	93	6	118
3Q05	0	33		0	1	30	20	84
2Q06	0	23	9	0	1	9	17	59
Other Non Operating Items	0	4	1	0	4	0	-5	4
3Q05	0	23		-2	-6	1	-7	9
2Q06	0	0	-18	1	29	0	-14	-2
Pre-Tax Income	**408**	**615**	**197**	**361**	**852**	**142**	**-149**	**2,426**
3Q05	372	613		285	764	67	-17	2,084
2Q06	498	641	214	436	912	89	103	2,893
Minority Interests								-113
Tax Expense								-638
Net Income, Group Share								**1,675**

CORE BUSINESSES RESULTS – FIRST 9 MONTHS 2006

In millions of euros	FRB	IRFS	BNL*	AMS	CIB	BNP Paribas Capital	Other Activities	Group
Revenues	4,278	5,417	1,516	3,208	5,955	234	283	20,891
%Change/9M 05	+8.9%	+27.0%		+25.1%	+23.5%	-44.7%	+23.6%	+28.7%
Operating Expenses and Dep.	-2,764	-3,045	-950	-2,006	-3,393	-8	-245	-12,411
%Change/9M 05	+3.9%	+29.5%		+19.8%	+21.8%	-50.0%	+14.5%	+27.9%
Gross Operating Income	1,514	2,372	566	1,202	2,562	226	38	8,480
%Change/9M 05	+19.2%	+24.1%		+34.9%	+25.8%	-44.5%	+153.3%	+29.8%
Provisions	-97	-546	-148	1	223	2	64	-501
%Change/9M 05	-23.6%	+45.2%		n.s.	n.s.	n.s.	n.s.	+58.0%
Operating Income	1,417	1,826	418	1,203	2,785	228	102	7,979
%Change/9M 05	+24.0%	+18.9%		+36.2%	+27.6%	-43.7%	+56.9%	+28.4%
Associated Companies	0	63	10	-4	3	129	38	239
Other Non Operating Items	0	42	-17	-1	40	0	-27	37
Pre-Tax Income	1,417	1,931	411	1,198	2,828	357	113	8,255
%Change/9M 05	+24.0%	+16.3%		+28.1%	+27.4%	-30.7%	-11.7%	+25.1%
Minority Interests								-385
Tax Expense								-2,281
Net Income, Group Share								5,589
Annualised ROE after Tax								21.2%

** Contribution for only two quarters*

- Superior performance
  - Revenues €20.9bn +28.7%
  - Gross operating income €8.5bn +29.8%
  - Operating income €8.0bn +28.4%
  - Cost/income ratio 59.4% -0.4 pts
- Cost of risk still very limited: 16 bps of weighted assets compared to 13 bps as at 30.09.05
- Sharp rise in profitability
  - Net income group share €5,589mn +23.7%
  - Annualised after-tax ROE 21.2% +0.6 pts
  - Net earnings per share (9 months) 6.2 euros +14.2%
- Tier 1 Ratio 7.8% as at 30.09.06

FRENCH RETAIL BANKING

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	**1,439**	**1,367**	**+5.3%**	**1,499**	**-4.0%**	**4,442**	**4,065**	**+9.3%**
Incl. Interest Margin	*847*	*810*	*+4.6%*	*876*	*-3.3%*	*2,589*	*2,381*	*+8.7%*
Incl. Commissions	*592*	*557*	*+6.3%*	*623*	*-5.0%*	*1,853*	*1,684*	*+10.0%*
Operating Expenses and Dep.	-972	-932	+4.3%	-940	+3.4%	-2,839	-2,729	+4.0%
Gross Operating Income	**467**	**435**	**+7.4%**	**559**	**-16.5%**	**1,603**	**1,336**	**+20.0%**
Provisions	-35	-40	-12.5%	-31	+12.9%	-97	-126	-23.0%
Operating Income	**432**	**395**	**+9.4%**	**528**	**-18.2%**	**1,506**	**1,210**	**+24.5%**
Non Operating Items	0	0	n.s.	0	n.s.	0	0	n.s.
Pre-Tax Income	**432**	**395**	**+9.4%**	**528**	**-18.2%**	**1,506**	**1,210**	**+24.5%**
Income Attributable to AMS	-24	-23	+4.3%	-30	-20.0%	-89	-67	+32.8%
Pre-Tax Income of French Retail E	**408**	**372**	**+9.7%**	**498**	**-18.1%**	**1,417**	**1,143**	**+24.0%**
Cost / Income	67.5%	68.2%	-0.7 pt	62.7%	+4.8 pt	63.9%	67.1%	-3.2 pt
Allocated Equity (Ebn)						5.5	5.1	+8.2%
Pre-Tax ROE						34%	30%	+4 pt

Including 100 % of French Private Banking for revenues to Pre-Tax Income items
Variation in the Home Ownership Savings Plans and Accounts reserve: +€38mn in 3Q06 as compared to +€3mn in 3Q05

- Revenue growth: +5.3%/3Q05 (excluding the effect of Home Ownership Savings Plans and Accounts: +2.8%)
  - Fees on investments funds & transactions: +9.8%/3Q05
  - Fees on other banking services: +4.6%/3Q05
  - Net interest margin stable (+0.3%) excluding the effect of Home Ownership Savings Plans and Accounts due to the impact of a rise in regulated interest rates and the delayed adjustment of customer rates in an environment of rising interest rates
- Very low cost of risk: 16 bps in 3Q06 compared to 20 bps in 3Q05

INDIVIDUAL CUSTOMERS

- Major sales and marketing drive
  - +136,000 individual chequing and deposit accounts in 9M06 (including +56,000 in 3Q06)
  - Confirmed success of TERCEO, innovative fractional credit card payment service
- Gross financial savings inflow: +25.8%/9M05
  - Life insurance outstandings: +12.9%/30.09.05
  - Long and medium-term mutual fund outstandings: +16.3%/30.09.05
- Loans: +15.1%/3Q05
  - Mortgages: +16.6%/3Q05
  - Consumer loans: +7.1%/3Q05

CORPORATE CUSTOMERS



Revenues from cross selling between FRB and CIB (100 reference in 2002)
100
263
425
538
439
599
2002
2003
2004
2005
9M06

- Moderate rise in loans: +3.4%/3Q05
  - Of which investment loans : +11.2%/3Q05
- Factoring loan outstandings: +17.5%/30.09.05
- Continued growth in cross selling
- Strong cash investment drive
  - Fees: +13%/9M05


Fees
565
562
557
578
638
623
592
198
192
187
202
259
235
206
367
371
370
376
379
388
387
in €mn
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Fees on investment funds and transactions
Fees on other banking transactions

Including 100% of French Private Banking

LOANS, DEPOSITS AND FUNDS UNDER MANAGEMENT

In billions of euros	Outstandings 3Q06	%Change 1 year 3Q06/3Q05	%Change 1 Quarter 3Q06/2Q06	Average Outstandings 9M06	%Change 1 year 9M06/9M05
LENDINGS (1)					
Total Loans	**96.5**	**+9.2%**	**+1.7%**	**94.7**	**+9.9%**
Individual Customers	52.4	+15.1%	+3.3%	50.8	+16.1%
Incl. Mortgages	44.9	+16.6%	+3.5%	43.3	+17.8%
Incl. Consumer Lending	7.6	+7.1%	+1.9%	7.4	+7.3%
Corporates	41.3	+3.4%	+0.1%	41.1	+4.3%
DEPOSITS and SAVINGS (1)	**81.5**	**+4.3%**	**+1.9%**	**80.2**	**+4.2%**
Cheque and Current Accounts	34.4	+6.1%	+2.2%	33.6	+6.2%
Savings Accounts	37.4	-1.8%	-0.8%	37.7	-0.4%
Market Rate Deposits	9.8	+27.5%	+12.4%	8.9	+18.3%

(1) Average cash Outstandings

In billions of euros	30-Sep-06	%Change 30.09.06/ 30.09.05	%Change 30.09.06/ 30.06.06
Funds under management			
Life Insurance	50.6	+12.9%	+3.4%
Mutual Funds (2)	75.2	+16.3%	+5.9%

(2) These statistics do not include mutual funds assets registered in Luxemburg (PARVEST)

INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	**1,856**	**1,486**	**+24.9%**	**1,795**	**+3.4%**	**5,417**	**4,264**	**+27.0%**
Operating Expenses and Dep.	-1,044	-803	+30.0%	-1,005	+3.9%	-3,045	-2,352	+29.5%
Gross Operating Income	**812**	**683**	**+18.9%**	**790**	**+2.8%**	**2,372**	**1,912**	**+24.1%**
Provisions	-221	-126	+75.4%	-172	+28.5%	-546	-376	+45.2%
Operating Income	**591**	**557**	**+6.1%**	**618**	**-4.4%**	**1,826**	**1,536**	**+18.9%**
Associated Companies	20	33	-39.4%	23	-13.0%	63	96	-34.4%
Other Non Operating Items	4	23	n.s.	0	n.s.	42	28	+50.0%
Pre-Tax Income	**615**	**613**	**+0.3%**	**641**	**-4.1%**	**1,931**	**1,660**	**+16.3%**
Cost / Income	56.3%	54.0%	+2.3 pt	56.0%	+0.3 pt	56.2%	55.2%	+1.0 pt
Allocated Equity (Ebn)						7.0	5.6	+25.2%
Pre-Tax ROE						37%	40%	-3 pt

At constant scope and exchange rates / 3Q05 : Revenues : +4.2% ; Ope. Exp and Dep. : +7.1%; GOI : +0.9%

- Acquisitions: significant contribution to growth
  - LaSer Cofinoga, Commercial Federal and UkrSibbank
- Organic increase in revenues: +4.2%/3Q05 at constant scope and exchange rates
  - Business environment not very favourable in the U.S.
  - Good performances in financial services and in the emerging markets
- Operating expenses: +7.1%/3Q05 at constant scope and exchange rates
  - Substantial organic growth initiatives
- Cost of risk: +€95mn/3Q05
  - Including the scope effect: +€68mn

BANCWEST

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	**531**	**480**	**+10.6%**	**549**	**-3.3%**	**1,657**	**1,352**	**+22.6%**
Operating Expenses and Dep.	-270	-229	+17.9%	-274	-1.5%	-837	-655	+27.8%
Gross Operating Income	**261**	**251**	**+4.0%**	**275**	**-5.1%**	**820**	**697**	**+17.6%**
Provisions	-17	-9	n.s.	-12	+41.7%	-38	-24	+58.3%
Operating Income	**244**	**242**	**+0.8%**	**263**	**-7.2%**	**782**	**673**	**+16.2%**
Associated Companies	0	0	n.s.	0	n.s.	0	0	n.s.
Other Non Operating Items	0	0	n.s.	0	n.s.	0	0	n.s.
Pre-Tax Income	**244**	**242**	**+0.8%**	**263**	**-7.2%**	**782**	**673**	**+16.2%**
Cost / Income	50.8%	47.7%	+3.1 pt	49.9%	+0.9 pt	50.5%	48.4%	+2.1 pt
Allocated Equity (Ebn)						2.6	1.9	+38.0%
Pre-Tax ROE						41%	48%	-7 pt

At constant scope and exchange rates / 3Q05: Revenues: -2.5%; Ope. Exp. and Dep.: +1.3%; GOI: -6.3%

- Revenues: +10.6%/3Q05
  - Integration of Commercial Federal successfully completed
  - At constant scope and exchange rates: -2.5%/3Q05
- Fall in the interest margin rate
  - Unfavourable interest rates environments: rise in interest paid on deposits
  - Stepped up competition: in particular sharp decline in margins on prime consumer loans
  - Portfolio Mix: more prime consumer loans and less commercial loans than the rest of its peer group
- Operating expenses under control: +1.3%/3Q05 at constant scope and exchange rates
  - Cost savings associated with the integration of Commercial Federal fully implemented in 3Q06; full-year effect in 2007: USD 54mn
- Gross operating income: +4.0%/3Q05 (-6.3% at constant scope and exchange rates)
- One of the best cost/income ratios among US retail banks (50.8% in 3Q06)

(US GAAP) (in billions of USD)	30.09.06	30.09.05	30.09.06 / 30.09.05	30.06.06	30.09.06 / 30.06.06	Average Outstandings 3Q06/3Q05 *At constant scope*
Total Assets	67.8	54.6	+24.1%	66.7	+1.6%	
Loans and Leases	45.1	35.2	+28.3%	44.4	+1.7%	+5.5%
Deposits	44.9	35.6	+26.3%	43.6	+3.0%	+4.5%
Non Performing Assets /Loans and foreclosed properties	0.54%	0.40%	+14 bp	0.46%	+8 bp	
Allowance for Credit Losses /Total Loans and Leases	1.07%	1.19%	-12 bp	1.09%	-2 bp	
	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	
Net Interest Margin	3.16%	3.61%	-45 bp	3.35%	-19 bp	

LOAN PORTFOLIO AS AT 30 SEPTEMBER 2006



22%
26%
25%
28%
53%

- Consumer
- Mortgage Lending
- Corporate Real Estate
- Commercial & Industrial

- Growth in outstanding loans
  - +5.5% at constant scope and exchange rate/3Q05
- Better geographic diversity
  - California: only 38% of the portfolio
- Less exposed to the real estate sector than its peer group
  - 53% of the portfolio compared to 60% as at 30.06.06 for its peer group
  - Mortgage lending: negligible exposure to innovative mortgages
  - Corporate Real Estate: over 50% Owner-occupied
- Cost of risk maintained at a very low level: 13 bps of weighted assets in 9M06
- A portfolio less sensitive to the U.S. economic cycle

LAUNCH OF A REVENUE AND CROSS SELLING PROMOTION PROGRAMME

- Rolling out the whole product range throughout the entire network
  - Leasing, cash management for business
  - 3 new Agribusiness centres before mid 2007
  - By the end of 2006, at least one Private Banking centre for each of the 8 regional divisions
  - Continuing to assign insurance agents to the network: insurance fees up 22% /3Q05
- Commercial reorganisation
  - Enhancing customer segmentation
  - Extending corporate customer coverage: in particular 3 new National Banking Offices before mid 2007
- New incentive system for sales and marketing staff
  - To promote cross selling

CETELEM

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	**675**	**475**	**+42.1%**	**680**	**-0.7%**	**1,994**	**1,378**	**+44.7%**
Operating Expenses and Dep.	-360	-246	+46.3%	-375	-4.0%	-1,088	-726	+49.9%
Gross Operating Income	**315**	**229**	**+37.6%**	**305**	**+3.3%**	**906**	**652**	**+39.0%**
Provisions	-138	-113	+22.1%	-150	-8.0%	-419	-315	+33.0%
Operating Income	**177**	**116**	**+52.6%**	**155**	**+14.2%**	**487**	**337**	**+44.5%**
Associated Companies	14	32	-56.3%	19	-26.3%	51	92	-44.6%
Other Non Operating Items	1	22	-95.5%	-1	n.s.	37	23	+60.9%
Pre-Tax Income	**192**	**170**	**+12.9%**	**173**	**+11.0%**	**575**	**452**	**+27.2%**
Cost / Income	53.3%	51.8%	+1.5 pt	55.1%	-1.8 pt	54.6%	52.7%	+1.9 pt
Allocated Equity (Ebn)						1.9	1.6	+16.9%
Pre-Tax ROE						41%	38%	+3 pt

At constant scope and exchange rates / 3Q05: Revenues: +8.0% ; Operating expenses and dep. : +9.4%; GOI: +6.3% ; Provisions: -15.1%

- # 1 in Continental Europe
  - €48.7bn in outstandings excluding the parent company as at 30.09.06
- Revenues: +42.1%/3Q05 (+8.0%*/3Q05)
  - Contribution of LaSer Cofinoga: €152mn
  - France: +4%*
  - Fast-paced growth abroad: + 12.4%*, in particular in Spain, Germany and Brazil
  - Production: +18.3%*/3Q05 (+15.5%* in France; +21.2%* outside France)
- Continued to improve the combined ratio: 73.7% in 3Q06 (-1.9 pts/3Q05)
  - 46.3% rise in operating expenses (+9.4%*/3Q05) due to the scope effect and continuous sustained international growth
  - Decline in cost of risk: 195 bps in 3Q06 compared to 205 bps in 3Q05
- Operating income: +52.6% (+27.7%*)/3Q05

** at constant scope and exchange rates*

ARVAL, BNP PARIBAS LEASE GROUP, UCB

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	**348**	**331**	**+5.1%**	**345**	**+0.9%**	**1,034**	**980**	**+5.5%**
Operating Expenses and Dep.	-216	-200	+8.0%	-213	+1.4%	-641	-605	+6.0%
Gross Operating Income	**132**	**131**	**+0.8%**	**132**	**+0.0%**	**393**	**375**	**+4.8%**
Provisions	-15	-14	+7.1%	0	n.s.	-25	-41	-39.0%
Operating Income	**117**	**117**	**+0.0%**	**132**	**-11.4%**	**368**	**334**	**+10.2%**
Associated Companies	1	1	+0.0%	1	+0.0%	4	4	+0.0%
Other Non Operating Items	1	1	+0.0%	1	+0.0%	3	5	-40.0%
Pre-Tax Income	**119**	**119**	**+0.0%**	**134**	**-11.2%**	**375**	**343**	**+9.3%**
Cost / Income	62.1%	60.4%	+1.7 pt	61.7%	+0.4 pt	62.0%	61.7%	+0.3 pt
Allocated Equity (Ebn)						1.8	1.6	+11.7%
Pre-Tax ROE						28%	28%	+0 pt

FINANCIAL SERVICES– MANAGED OUTSTANDINGS

In billions of euros	Sept 2006	Sept 2005	%Change 1 year /Sept-05	June 2006	%Change 1 Quarter /June-06
Cetelem (1)	**49.9**	**34.5**	**+44.6%**	**48.0**	**+4.0%**
France	28.7	19.4	+48.0%	27.9	+2.8%
Outside France	21.2	15.1	+40.3%	20.1	+5.7%
BNP Paribas Lease Group MT	**15.6**	**15.0**	**+4.2%**	**15.5**	**+0.6%**
France	10.6	10.8	-1.5%	10.7	-1.3%
Europe (excluding France)	5.0	4.2	+18.8%	4.8	+4.7%
UCB	**32.1**	**26.4**	**+21.4%**	**30.6**	**+4.8%**
France	16.5	14.9	+10.8%	16.1	+3.0%
Europe (excluding France)	15.5	11.5	+35.1%	14.6	+6.7%
Long Term Leasing with Services	**6.5**	**6.0**	**+9.3%**	**6.4**	**+1.7%**
France	2.1	2.0	+5.8%	2.1	+1.4%
Europe (excluding France)	4.4	4.0	+11.1%	4.3	+1.9%
ARVAL (in thousands)					
Financed vehicles	**494**	**460**	**+7.4%**	**484**	**+2.2%**
included in total managed vehicles	618	591	+4.5%	603	+2.5%

(1) Including LaSer-Cofinoga outstandings as at 31.12.05 (€12.0bn: €7.3bn in France and €4.7bn outside France).

EMERGING MARKETS

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	**302**	**200**	**+51.0%**	**221**	**+36.7%**	**732**	**554**	**+32.1%**
Operating Expenses and Dep.	-198	-128	+54.7%	-143	+38.5%	-479	-366	+30.9%
Gross Operating Income	**104**	**72**	**+44.4%**	**78**	**+33.3%**	**253**	**188**	**+34.6%**
Provisions	-51	10	n.s.	-10	n.s.	-64	4	n.s.
Operating Income	**53**	**82**	**-35.4%**	**68**	**-22.1%**	**189**	**192**	**-1.6%**
Associated Companies	5	0	n.s.	3	+66.7%	8	0	n.s.
Other Non Operating Items	2	0	n.s.	0	n.s.	2	0	n.s.
Pre-Tax Income	**60**	**82**	**-26.8%**	**71**	**-15.5%**	**199**	**192**	**+3.6%**
Cost / Income	65.6%	64.0%	+1.6 pt	64.7%	+0.9 pt	65.4%	66.1%	-0.7 pt
Allocated Equity (Ebn)						0.7	0.5	+46.7%
Pre-Tax ROE						36%	50%	-14 pt

At constant scope and exchange rates / 3Q05: Revenues: +15.6% ; Operating expenses and dep.: +14.0%; GOI : +18.5%



Number of branches planned
(end of period)
500
574
830**
1,820
2004
2005
2006
2007

*** including the acquisition of UkrSibbank (18 April 2006)*

- Revenues: +51.0% (+15.6%*)/3Q05
  - Fast-paced organic growth, notably thanks to a substantial contribution by Turkey (+48%), the Middle East and the Maghreb
  - First consolidation of UkrSibbank (contribution to 3Q06 revenues: €79mn amounting to 6 months of business)
- Operating expenses : +54.7% (14.0%*)/3Q05
  - 84 branches opened in 3Q06, primarily in Ukraine, Turkey, the Middle East and the Maghreb
- Gross operating income: +44.4% (+18.5%*)/3Q05
- Cost of risk: -€51mn in 3Q06 compared to +€10mn in 3Q05
  - Scope effect due to the integration of UkrSibbank (€22mn)

** at constant scope and exchange rates*

ASSET MANAGEMENT AND SERVICES

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	1,064	870	+22.3%	1,105	-3.7%	3,208	2,565	+25.1%
Operating Expenses and Dep.	-694	-582	+19.2%	-670	+3.6%	-2,006	-1,674	+19.8%
Gross Operating Income	370	288	+28.5%	435	-14.9%	1,202	891	+34.9%
Provisions	-6	-1	n.s.	0	n.s.	1	-8	n.s.
Operating Income	364	287	+26.8%	435	-16.3%	1,203	883	+36.2%
Non Operating Items	-3	-2	+50.0%	1	n.s.	-5	52	n.s.
Pre-Tax Income	361	285	+26.7%	436	-17.2%	1,198	935	+28.1%
Cost / Income	65.2%	66.9%	-1.7 pt	60.6%	+4.6 pt	62.5%	65.3%	-2.8 pt
Allocated Equity (Ebn)						4.4	3.7	+18.3%
Pre-Tax ROE						36%	33%	+3 pt

At constant scope and exchange rates / 3Q05: Revenues: +20.3% ; Operating expenses and dep.: +16.7%; GOI : +27.6%

- Very strong drive to create value through organic growth
  - Very high net asset inflows: €9.3bn in 3Q06
  - Gross Operating Income: + 28.5%
- Sustained international expansion
  - Example of India: assets under management +75%/ 30.09.05, thanks in particular to the partnership alliance between BNP Paribas Asset Management and Sundaram Finance



Asset Inflow Rate*
4.6%
4.4%
9.9%
9.8%
2003
2004
2005
9M06

* annualised rate as a % of assets under management



Assets under Management
429.7
31.6
15.0
476.3
Net Inflow
Scope, Performance and Exchange effects
in €bn
31.12.05
30.09.06

- +10.8% rise compared to 31.12.05 (+14.9% compared to 30.09.05)
  - Very high net asset inflows
  - Favourable performance effect


Net Asset Inflow 9M06
€31.6bn
€16.9bn
€0.1bn
€4.4bn
€10.2bn


Assets under Management
476.3
+€46.6bn
429.7
Net Asset Inflow
€31.6bn
Scope, performance, exchange and others
€15.0bn
91.9
144.8
193.0
4.4
98.0
154.5
219.4
in €bn
31.12.05
30.09.06
Asset Management
Private Banking and Cortal Consors
Insurance
Real Estate Services

WEALTH AND ASSET MANAGEMENT

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	**517**	**453**	**+14.1%**	**542**	**-4.6%**	**1,579**	**1,304**	**+21.1%**
Operating Expenses and Dep.	-353	-314	+12.4%	-349	+1.1%	-1,049	-907	+15.7%
Gross Operating Income	**164**	**139**	**+18.0%**	**193**	**-15.0%**	**530**	**397**	**+33.5%**
Provisions	-1	0	n.s.	-1	+0.0%	0	0	n.s.
Operating Income	**163**	**139**	**+17.3%**	**192**	**-15.1%**	**530**	**397**	**+33.5%**
Associated Companies	-3	0	n.s.	0	n.s.	-4	0	n.s.
Other Non Operating Items	0	-1	n.s.	1	n.s.	2	1	n.s.
Pre-Tax Income	**160**	**138**	**+15.9%**	**193**	**-17.1%**	**528**	**398**	**+32.7%**
Cost / Income	68.3%	69.3%	-1.0 pt	64.4%	+3.9 pt	66.4%	69.6%	-3.2 pt
Allocated Equity (Ebn)						1.3	1.0	+24.2%
Pre-Tax ROE						55%	51%	+4 pt

- Expanding Private Banking in Asia
  - Particularly high asset inflows in 3Q06
  - Launched business in China
  - Top 5 in Asia for the HNWIs *Asiamoney, July 2006. Perception Survey*
- Asset Management
  - Launched a range of bond and commodities trackers on Borsa Italiana (EasyETF)
- Pre-Tax Income: +15.9%/3Q05

ASSET MANAGEMENT - BREAKDOWN OF ASSET UNDER MANAGEMENT

31/12/05


Money Market
27%
Bonds
28%
Alternative, structured & index-based
14%
Diversified
13%
Equity
18%

€193.0bn

30/09/06


Money Market
26%
Bonds
26%
Alternative, structured & index-based
15%
Diversified
13%
Equity
20%

€219.4bn

INSURANCE

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	318	237	+34.2%	323	-1.5%	951	724	+31.4%
Operating Expenses and Dep.	-156	-121	+28.9%	-147	+6.1%	-443	-346	+28.0%
Gross Operating Income	162	116	+39.7%	176	-8.0%	508	378	+34.4%
Provisions	-5	-1	n.s.	1	n.s.	1	-8	n.s.
Operating Income	157	115	+36.5%	177	-11.3%	509	370	+37.6%
Non Operating Items	0	-1	n.s.	-1	n.s.	-4	51	n.s.
Pre-Tax Income	157	114	+37.7%	176	-10.8%	505	421	+20.0%
Cost / Income	49.1%	51.1%	-2.0 pt	45.5%	+3.6 pt	46.6%	47.8%	-1.2 pt
Allocated Equity (Ebn)						2.6	2.3	+13.5%
Pre-Tax ROE						26%	25%	+1 pt

- Gross asset inflows: €3.0bn in 3Q06
  - France: 40.8% share of unit-linked insurance products in life insurance revenues in 9M06 compared to 28.1% for the market
  - Outside France: very sharp rise in sales of savings products (+29%/3Q05 including a doubling in Asia) and credit protection insurance (+34%/3Q05)
- Pre-Tax Income: +37.7%/3Q05

SECURITIES SERVICES

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	229	180	+27.2%	240	-4.6%	678	537	+26.3%
Operating Expenses and Dep.	-185	-147	+25.9%	-174	+6.3%	-514	-421	+22.1%
Gross Operating Income	44	33	+33.3%	66	-33.3%	164	116	+41.4%
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	44	33	+33.3%	66	-33.3%	164	116	+41.4%
Non Operating Items	0	0	n.s.	1	n.s.	1	0	n.s.
Pre-Tax Income	44	33	+33.3%	67	-34.3%	165	116	+42.2%
Cost / Income	80.8%	81.7%	-0.9 pt	72.5%	+8.3 pt	75.8%	78.4%	-2.6 pt
Allocated Equity (Ebn)						0.6	0.4	+29.2%
Pre-Tax ROE						39%	35%	+4 pt

- Continued to pursue sales and marketing drive
  - Assets under custody: €3,430bn, +19%/30.09.05
  - Assets under administration: €569bn, +18%/30.09.05
  - Expanded the service offering to brokers in Germany thanks to a targeted acquisition
  - Introduction of a Global Custody service in Switzerland
- Pre-Tax Income: +33.3%/3Q05

CORPORATE AND INVESTMENT BANKING

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	1,761	1,688	+4.3%	1,912	-7.9%	5,955	4,822	+23.5%
Operating Expenses and Dep.	-996	-968	+2.9%	-1,153	-13.6%	-3,393	-2,785	+21.8%
Gross Operating Income	765	720	+6.3%	759	+0.8%	2,562	2,037	+25.8%
Provisions	82	49	n.s.	123	n.s.	223	146	n.s.
Operating Income	847	769	+10.1%	882	-4.0%	2,785	2,183	+27.6%
Non Operating Items	5	-5	n.s.	30	n.s.	43	36	+19.4%
Pre-Tax Income	852	764	+11.5%	912	-6.6%	2,828	2,219	+27.4%
Cost / Income	56.6%	57.3%	-0.7 pt	60.3%	-3.7 pt	57.0%	57.8%	-0.8 pt
Allocated Equity (Ebn)						9.4	9.0	+4.0%
Pre-Tax ROE						40%	33%	+7 pt

- Revenues: +4.3%/3Q05
  - Compared to the high 3Q05 base period level
  - In an environment less favourable than during the first half of the year
- Operating expenses well under control
- Substantial net reserve writebacks
  - €82mn in 3Q06 / €49mn in 3Q05
  - Need for new provisions still limited
- Sharp rise in ROE in the first 9 months

ADVISORY AND CAPITAL MARKETS

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	1,146	1,055	+8.6%	1,281	-10.5%	4,050	2,903	+39.5%
Operating Expenses and Dep.	-719	-706	+1.8%	-881	-18.4%	-2,574	-2,025	+27.1%
Gross Operating Income	427	349	+22.3%	400	+6.8%	1,476	878	+68.1%
Provisions	0	0	n.s.	0	n.s.	0	0	n.s.
Operating Income	427	349	+22.3%	400	+6.8%	1,476	878	+68.1%
Non Operating Items	4	-4	n.s.	30	n.s.	42	32	+31.3%
Pre-Tax Income	431	345	+24.9%	430	+0.2%	1,518	910	+66.8%
Cost / Income	62.7%	66.9%	-4.2 pt	68.8%	-6.1 pt	63.6%	69.8%	-6.2 pt
Allocated Equity (Ebn)						3.5	3.2	+11.4%
Pre-Tax ROE						57%	38%	+19 pt

- Revenues: €1,146mn, up 8,6% compared to the very high level in 3Q05
- Equity derivatives: held up well in a less favourable market
  - United States: increased customer volumes including structured products for businesses and mutual funds
- Fixed Income: good level of business
  - Buoyant and balanced debt business in Europe (primary, flow, securitisation and structured products)
  - Good performance in interest rate derivatives
- Corporate Finance: strengthened positioning
  - M&A: # 1 in France *(Thomson Financial - deals closed)*, # 3 in Spain, # 7 in Europe for 9M06 *(Thomson Financial - deals announced)*
  - Equity Capital Markets: # 1 in France, # 7 in Europe *(Dealogic)*


EUROMONEY

Global Best Structured Product House (July 06)


The Banker
Investment Banking Awards 2006

Bank of the Year for Interest Rate Derivatives (Oct 06)

Best Credit Derivatives Provider Asia (Sept 06)


GLOBAL FINANCE

FINANCING BUSINESSES

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	**615**	**633**	**-2.8%**	**631**	**-2.5%**	**1,905**	**1,919**	**-0.7%**
Operating Expenses and Dep.	-277	-262	+5.7%	-272	+1.8%	-819	-760	+7.8%
Gross Operating Income	**338**	**371**	**-8.9%**	**359**	**-5.8%**	**1,086**	**1,159**	**-6.3%**
Provisions	82	49	n.s.	123	n.s.	223	146	n.s.
Operating Income	**420**	**420**	**+0.0%**	**482**	**-12.9%**	**1,309**	**1,305**	**+0.3%**
Non Operating Items	1	-1	n.s.	0	n.s.	1	4	-75.0%
Pre-Tax Income	**421**	**419**	**+0.5%**	**482**	**-12.7%**	**1,310**	**1,309**	**+0.1%**
Cost / Income	45.0%	41.4%	+3.6 pt	43.1%	+1.9 pt	43.0%	39.6%	+3.4 pt
Allocated Equity (Ebn)						5.8	5.9	-0.1%
Pre-Tax ROE						30%	30%	+0 pt

- Revenues: -2.8% (-€18mn) compared to 3Q05
  - Increased impact of protection bought: -€17mn/3Q05
- Structured Finance:
  - Maintained a selective policy in an environment where margins were falling
- Energy and Commodities Finance:
  - Fast-paced growth in the commodities structured financing businesses
- Maintained a high ROE: 30%
  - Decline in allocated equity
  - Positive cost of risk


Protection bought
(cumulated amount)
Reduction of risk weighted assets, in €bn
2
2
6
12
14
18
25
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Pre-Tax Income and Pre-Tax ROE
in €mn
29%
31%
30%
28%
27%
30%
30%
395
495
419
330
407
482
421
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

CIB - RISK WEIGHTED ASSETS BY TYPE


Risk Weighted Assets - CIB
(beginning of period)
in €bn
Market Risks
Counterparty Risks - Capital Markets
Credit Risks - Financing Businesses
156
149
153
149
150
7.0
6.6
6.4
5.3
5.1
46.7
49.0
48.9
52.4
56.0
102.0
93.3
97.6
91.7
88.7
+13.8% / 3Q05
-13.0% / 3Q05
3Q05
4Q05
1Q06
2Q06
3Q06

BNL

RESULTS OF BNL GROUP – 3Q06

In millions of euros	3Q06	3Q05	3Q06 / 3Q05
Revenues	**794**	**717**	**+10.7%**
Operating Expenses and Dep.	-509	-510	-0.2%
Gross Operating Income	**285**	**207**	**+37.7%**
Provisions	-85	-15	n.s.
Operating Income	**200**	**192**	**+4.2%**
Non Operating Items	3	7	-57.1%
Pre-Tax Income	**203**	**199**	**+2.0%**
Cost / Income	64.1%	71.1%	-7.0 pt

- BNL results on a stand alone basis, constant method
  - Restated according to BNP Paribas's aggregates
- Revenues: +10.7%/3Q05
  - +5.2% excluding one-off gains from asset disposals (€46mn in 3Q06 compared to €6mn in 3Q05)
- Operating expenses: -0.2%/3Q05
  - First impact of the cost synergies achieved since the acquisition
- Cost of risk: 85 M€ in 3Q06
  - One-off writebacks in 3Q05 (€45mn)

CONTRIBUTION OF BNL TO BNP PARIBAS GROUP

In millions of euros	3Q06	2Q06	3Q06 / 2Q06
Revenues	**759**	**757**	**+0.3%**
Operating Expenses and Dep.	-480	-470	+2.1%
Gross Operating Income	**279**	**287**	**-2.8%**
Provisions	-84	-64	n.s.
Operating Income	**195**	**223**	**-12.6%**
Non Operating Items	2	-9	n.s.
Pre-Tax Income	**197**	**214**	**-7.9%**
Cost / Income	63.2%	62.1%	+1.1 pt
Allocated Equity (Ebn)	4.3	4.4	-2.4%
Pre-Tax ROE	18%	19%	-1.0 pt

- Results including allocated equity and in compliance with group standards
- Restructuring costs in 3Q06: €9mn booked in the Corporate Center

BUSINESS TRENDS

Individual Customers



Loans Outstandings
BNL SpA
21.1
+8.9%
23.0
4.6
4.3
16.5
18.7
Other Loans
Mortgages
in €bn
3Q05
3Q06
Deposits Outstandings
BNL SpA
+2.8%
26.2
26.9
in €bn
3Q05
3Q06

Corporate Customers



Loans Outstandings
BNL SpA
+5.8%
28.6
30.3
in €bn
3Q05
3Q06
Deposits Outstandings
BNL SpA
+3.4%
22.1
22.9
in €bn
3Q05
3Q06

BNP PARIBAS CAPITAL

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	53	42	+26.2%	83	-36.1%	234	423	-44.7%
Operating Expenses and Dep.	-2	-5	-60.0%	-2	+0.0%	-8	-16	-50.0%
Gross Operating Income	51	37	+37.8%	81	-37.0%	226	407	-44.5%
Provisions	-2	-1	n.s.	-1	n.s.	2	-2	n.s.
Operating Income	49	36	+36.1%	80	-38.8%	228	405	-43.7%
Non Operating Items	93	31	n.s.	9	n.s.	129	110	+17.3%
Pre-Tax Income	142	67	+111.9%	89	+59.6%	357	515	-30.7%
Allocated Equity (Ebn)						1.1	1.2	-9.2%

FINANCIAL STRUCTURE

A SOLID FINANCIAL STRUCTURE

In billions of euros	30-Sep-06	31-Dec-05
Shareholders' equity Group share, not re-evaluated (a)	37.4	30.7
Valuation Reserve	4.8	5.5
(of which BNP Paribas Capital)	(1.9)	(1.6)
Total Capital ratio	11.0%	11.0%
Tier One Ratio (b)	7.8%	7.6%

(a) Excluding undated participating subordinated notes and after estimated distribution.
(b) on estimated risk weighted assets respetively of E452.3 bn as at 30.09.06 and E377.7 bn as at 31.12.05.

	30-Sep-06	31-Dec-05
Annualised Return on Equity	21.2%	20.2%

NUMBER OF SHARES

in millions	30-Sep-06	31-Dec-05	30-Sep-05
Number of Shares (end of period)	930.5	838.2	877.6
Number of Shares excluding Treasury Shares (end of period)	915.5	829.2	831.3
Average number of Shares outstanding excluding Treasury Shares	885.7	829.5	829.1

EARNINGS PER SHARE

In euros	9M06	9M05
Earnings Per Share (EPS)	6.2	5.4

BOOK VALUE PER SHARE

In euros	30/09/2006	30/09/2005
Book value per share	48.4	44.0
of which shareholders' equity not re-evaluated	*43.2*	*38.1*

RATINGS

S&P	AA	**Positive Outlook**	**Outlook upgraded on November 15, 2006**
Moody's	Aa2	Positive Outlook	Rating reaffirmed on February 7, 2006
Fitch	AA	Positive Outlook	Rating reaffirmed on May 15, 2006

RISKS



ANNUALISED COST OF RISK (Net Provisions / RWA)
BNP Paribas Group
in bp
40 41 45 51 50 30 18 16
1999 2000 2001 2002 2003 2004 2005 9M06
FRB
in bp
23 26 32 39 25 15
2001 2002 2003 2004 2005 9M06
Cetelem
in bp
213 209 194 217 209 204
2001 2002 2003 2004 2005 9M06
BancWest
in bp
61 38 30 16 10 13
2001 2002 2003 2004 2005 9M06
CIB
in bp
51 62 62 7
2001 2002 2003 2004 2005 9M06



VAR (1 DAY – 99%) BY TYPE OF RISKS
Total
23 38 22 22 25 28 27 19 19 36 25 28 16 19 21
Commodities
Change and others
Equities
Interest rate
Credit
Netting
Average quarterly VaR
In millions of euros
31.03.03 30.06.03 30.09.03 31.12.03 31.03.04 30.06.04 30.09.04 31.12.04 31.03.05 30.06.05 30.09.05 31.12.05 31.03.06 30.06.06 30.09.06

Introduced credit risk in 4Q03, which was previously included and offset in interest rate risks (Diagram: data from the last market trading date of the period)

QUARTERLY SERIES

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
GROUP							
Revenues	5,603	5,171	5,458	5,622	6,817	7,245	6,829
Operating Expenses and Dep.	-3,143	-3,195	-3,362	-3,669	-3,862	-4,288	-4,261
Gross Operating Income	2,460	1,976	2,096	1,953	2,955	2,957	2,568
Provisions	-103	-109	-105	-293	-116	-121	-264
Operating Income	2,357	1,867	1,991	1,660	2,839	2,836	2,304
Associated Companies	73	103	84	92	62	59	118
Other Non Operating Items	13	103	9	72	35	-2	4
Pre-Tax Income	2,443	2,073	2,084	1,824	2,936	2,893	2,426
Tax Expense	-619	-533	-628	-358	-806	-837	-638
Minority Interests	-104	-84	-115	-131	-117	-155	-113
Net Income, Group Share	1,720	1,456	1,341	1,335	2,013	1,901	1,675

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
FRENCH RETAIL BANKING (including 100% of Private Banking in France)							
Revenues	1,350	1,348	1,367	1,386	1,504	1,499	1,439
Incl. Commissions	*565*	*562*	*557*	*578*	*638*	*623*	*592*
Incl. Interest Margin	*785*	*786*	*810*	*808*	*866*	*876*	*847*
Operating Expenses and Dep.	-895	-902	-932	-970	-927	-940	-972
Gross Operating Income	455	446	435	416	577	559	467
Provisions	-44	-42	-40	-68	-31	-31	-35
Operating Income	411	404	395	348	546	528	432
Non Operating Items	0	0	0	0	0	0	0
Pre-Tax Income	411	404	395	348	546	528	432
Income Attributable to AMS	-22	-22	-23	-21	-35	-30	-24
Pre-Tax Income of French Retail B	389	382	372	327	511	498	408
FRENCH RETAIL BANKING (including 2/3 of Private Banking in France)							
Revenues	1,305	1,302	1,322	1,341	1,444	1,444	1,390
Operating Expenses and Dep.	-872	-878	-909	-946	-902	-915	-947
Gross Operating Income	433	424	413	395	542	529	443
Provisions	-44	-42	-41	-68	-31	-31	-35
Operating Income	389	382	372	327	511	498	408
Non Operating Items	0	0	0	0	0	0	0
Pre-Tax Income	389	382	372	327	511	498	408

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
INTERNATIONAL RETAIL BANKING AND FINANCIAL SERVICES							
Revenues	**1,351**	**1,427**	**1,486**	**1,704**	**1,766**	**1,795**	**1,856**
Operating Expenses and Dep.	-760	-789	-803	-1,033	-996	-1,005	-1,044
Gross Operating Income	**591**	**638**	**683**	**671**	**770**	**790**	**812**
Provisions	-133	-117	-126	-183	-153	-172	-221
Operating Income	**458**	**521**	**557**	**488**	**617**	**618**	**591**
Associated Companies	26	37	33	16	20	23	20
Other Items	2	3	23	11	38	0	4
Pre-Tax Income	**486**	**561**	**613**	**515**	**675**	**641**	**615**
BANCWEST							
Revenues	**418**	**454**	**480**	**525**	**577**	**549**	**531**
Operating Expenses and Dep.	-212	-214	-229	-299	-293	-274	-270
Gross Operating Income	**206**	**240**	**251**	**226**	**284**	**275**	**261**
Provisions	-11	-4	-9	-8	-9	-12	-17
Operating Income	**195**	**236**	**242**	**218**	**275**	**263**	**244**
Non Operating Items	0	0	0	0	0	0	0
Pre-Tax Income	**195**	**236**	**242**	**218**	**275**	**263**	**244**
CETELEM							
Revenues	**451**	**452**	**475**	**637**	**639**	**680**	**675**
Operating Expenses and Dep.	-237	-243	-246	-372	-353	-375	-360
Gross Operating Income	**214**	**209**	**229**	**265**	**286**	**305**	**315**
Provisions	-106	-96	-113	-138	-131	-150	-138
Operating Income	**108**	**113**	**116**	**127**	**155**	**155**	**177**
Associated Companies	24	36	32	16	18	19	14
Other Items	0	1	22	7	37	-1	1
Pre-Tax Income	**132**	**150**	**170**	**150**	**210**	**173**	**192**
EMERGING MARKETS							
Revenues	**163**	**191**	**200**	**212**	**209**	**221**	**302**
Operating Expenses and Dep.	-112	-126	-128	-137	-138	-143	-198
Gross Operating Income	**51**	**65**	**72**	**75**	**71**	**78**	**104**
Provisions	-4	-2	10	-20	-3	-10	-51
Operating Income	**47**	**63**	**82**	**55**	**68**	**68**	**53**
Non Operating Items	0	0	0	2	0	3	7
Pre-Tax Income	**47**	**63**	**82**	**57**	**68**	**71**	**60**
ARVAL, BNP Paribas Lease Group, UCB							
Revenues	**319**	**330**	**331**	**330**	**341**	**345**	**348**
Operating Expenses and Dep.	-199	-206	-200	-225	-212	-213	-216
Gross Operating Income	**120**	**124**	**131**	**105**	**129**	**132**	**132**
Provisions	-12	-15	-14	-17	-10	0	-15
Operating Income	**108**	**109**	**117**	**88**	**119**	**132**	**117**
Associated Companies	2	1	1	0	2	1	1
Other Items	2	2	1	2	1	1	1
Pre-Tax Income	**112**	**112**	**119**	**90**	**122**	**134**	**119**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
BNL							
Revenues						**757**	**759**
Operating Expenses and Dep.						-470	-480
Gross Operating Income						**287**	**279**
Provisions						-64	-84
Operating Income						**223**	**195**
Associated Companies						9	1
Other Items						-18	1
Pre-Tax Income						**214**	**197**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
ASSET MANAGEMENT AND SERVICES							
Revenues	813	882	870	987	1,039	1,105	1,064
Operating Expenses and Dep.	-536	-556	-582	-657	-642	-670	-694
Gross Operating Income	277	326	288	330	397	435	370
Provisions	-3	-4	-1	0	7	0	-6
Operating Income	274	322	287	330	404	435	364
Associated Companies	0	0	0	1	-1	0	-3
Other Items	1	53	-2	0	-2	1	0
Pre-Tax Income	275	375	285	331	401	436	361
WEALTH AND ASSET MANAGEMENT							
Revenues	409	442	453	506	520	542	517
Operating Expenses and Dep.	-292	-301	-314	-363	-347	-349	-353
Gross Operating Income	117	141	139	143	173	193	164
Provisions	0	0	0	0	2	-1	-1
Operating Income	117	141	139	143	175	192	163
Associated Companies	0	0	0	1	-1	0	-3
Other Items	1	1	-1	-1	1	1	0
Pre-Tax Income	118	142	138	143	175	193	160
INSURANCE							
Revenues	237	250	237	293	310	323	318
Operating Expenses and Dep.	-111	-114	-121	-135	-140	-147	-156
Gross Operating Income	126	136	116	158	170	176	162
Provisions	-3	-4	-1	0	5	1	-5
Operating Income	123	132	115	158	175	177	157
Associated Companies	0	0	0	0	0	0	0
Other Items	0	52	-1	1	-3	-1	0
Pre-Tax Income	123	184	114	159	172	176	157
SECURITIES SERVICES							
Revenues	167	190	180	188	209	240	229
Operating Expenses and Dep.	-133	-141	-147	-159	-155	-174	-185
Gross Operating Income	34	49	33	29	54	66	44
Provisions	0	0	0	0	0	0	0
Operating Income	34	49	33	29	54	66	44
Non Operating Items	0	0	0	0	0	1	0
Pre-Tax Income	34	49	33	29	54	67	44

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
CORPORATE AND INVESTMENT BANKING							
Revenues	**1,566**	**1,568**	**1,688**	**1,600**	**2,282**	**1,912**	**1,761**
Operating Expenses and Dep.	-913	-904	-968	-926	-1,244	-1,153	-996
Gross Operating Income	**653**	**664**	**720**	**674**	**1,038**	**759**	**765**
Provisions	47	50	49	-16	18	123	82
Operating Income	**700**	**714**	**769**	**658**	**1,056**	**882**	**847**
Associated Companies	2	-1	1	1	1	1	1
Other items	14	26	-6	12	7	29	4
Pre-Tax Income	**716**	**739**	**764**	**671**	**1,064**	**912**	**852**
ADVISORY AND CAPITAL MARKETS							
Revenues	**979**	**869**	**1,055**	**987**	**1,623**	**1,281**	**1,146**
Operating Expenses and Dep.	-674	-645	-706	-658	-974	-881	-719
Gross Operating Income	**305**	**224**	**349**	**329**	**649**	**400**	**427**
Provisions	0	0	0	-1	0	0	0
Operating Income	**305**	**224**	**349**	**328**	**649**	**400**	**427**
Associated Companies	2	-1	1	1	1	1	1
Other items	14	21	-5	12	7	29	3
Pre-Tax Income	**321**	**244**	**345**	**341**	**657**	**430**	**431**
FINANCING BUSINESSES							
Revenues	**587**	**699**	**633**	**613**	**659**	**631**	**615**
Operating Expenses and Dep.	-239	-259	-262	-268	-270	-272	-277
Gross Operating Income	**348**	**440**	**371**	**345**	**389**	**359**	**338**
Provisions	47	50	49	-15	18	123	82
Operating Income	**395**	**490**	**420**	**330**	**407**	**482**	**420**
Non Operating Items	0	5	-1	0	0	0	1
Pre-Tax Income	**395**	**495**	**419**	**330**	**407**	**482**	**421**

In millions of euros	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06
BNP PARIBAS CAPITAL							
Revenues	**357**	**24**	**42**	**-39**	**98**	**83**	**53**
Operating Expenses and Dep.	-6	-5	-5	-7	-4	-2	-2
Gross Operating Income	**351**	**19**	**37**	**-46**	**94**	**81**	**51**
Provisions	0	-1	-1	-1	5	-1	-2
Operating Income	**351**	**18**	**36**	**-47**	**99**	**80**	**49**
Associated Companies	19	2	30	76	27	9	93
Other Items	7	51	1	0	0	0	0
Pre-Tax Income	**377**	**71**	**67**	**29**	**126**	**89**	**142**
OTHER ACTIVITIES (EXCLUDING BNP PARIBAS CAPITAL)							
Revenues	**211**	**-32**	**50**	**29**	**188**	**149**	**-54**
Operating Expenses and Dep.	-56	-63	-95	-100	-74	-73	-98
Gross Operating Income	**155**	**-95**	**-45**	**-71**	**114**	**76**	**-152**
Provisions	30	5	15	-25	38	24	2
Operating Income	**185**	**-90**	**-30**	**-96**	**152**	**100**	**-150**
Non Operating Items	15	35	13	47	7	3	1
Pre-Tax Income	**200**	**-55**	**-17**	**-49**	**159**	**103**	**-149**

CONTENTS

Investor Relations & Financial Information

Véronique Ormezzano +33 (1) 40 14 63 58
Béatrice Belorgey +33 (1) 42 98 46 45
Marc Grouvel +33 (1) 42 98 23 40

Fax : +33 (1) 42 98 21 22

E-mail : investor.relations@bnpparibas.com

IR Web Site : http://invest.bnpparibas.com



BNP PARIBAS


BNP PARIBAS

RESULTS AS AT 30 SEPTEMBER 2006

16 November 2006


BNP PARIBAS

BNP Paribas

Results as at 30 September 2006

Paris

16 November 2006



BNP PARIBAS

Overview

BNP PARIBAS

BNP Paribas: 3Q06

In millions of euros	3Q06	3Q06 / 3Q05	At constant scope and exchange rates 3Q06 / 3Q05
Revenues	6,829	+25.1%	+6.2%
Operating Expenses and Dep	-4,261	+26.7%	+6.8%
Gross Operating Income	2,568	+22.5%	+5.1%
Provisions	-264	+151.4%	+6.3%
Operating Income	2,304	+15.7%	+5.0%
Pre-Tax Income	2,426	+16.4%	
Net Income, Group Share	1,675	+24.9%	

- Revenues : +25.1%/3Q05
  - Robust organic growth in less favourable environment
  - Significant contribution of recent acquisitions
- Gross operating income up sharply: +22.5%/3Q05
- Cost of risk: €264mn in 3Q06 compared to €105mn in 3Q05
  - Stable at constant scope and exchange rates at 13 bps of weighted assets
  - Scope and exchange rate effects: +€152mn (primarily BNL, UkrSibbank and LaSer Cofinoga)
- Net income group share: €1,675mn, +24.9%/3Q05

BNP Paribas: 3Q06

- Revenue growth across all the core businesses:


Quarterly Revenues
in €mn
1,322
1,390
+5%
1,486
1,856
+25%
870
1,064
+22%
1,688
1,761
+4%
FRB*
IRFS
AMS
CIB
3Q06
3Q05

  - FRB: very good sales and marketing drive
  - IRFS: full effect of recent acquisitions
  - AMS: a powerful engine of growth
  - CIB: a fresh rise on top of the high level reached in 3Q05

- Contribution of BNL: €759mn in 3Q06

Very good operating performance in a less favourable environment

* Including 2/3 of French Private Banking

BNP Paribas: First 9 Months 2006

- Superior performance
  - Revenues €20.9bn +28.7%
  - Gross operating income €8.5bn +29.8%
  - Operating income €8.0bn +28.4%
  - Cost/income ratio 59.4% -0.4 pts

- Cost of risk still very limited: 16 bps of weighted assets compared to 13 bps as at 30.09.05

- Sharp rise in profitability
  - Net income group share €5,589mn +23.7%
  - Annualised after-tax ROE 21.2% +0.6 pts
  - Net earnings per share (9 months) 6.2 euros +14.2%

- Tier 1 Ratio 7.8% as at 30.09.06

BNP PARIBAS

BNP Paribas

Results as at 30 September 2006

Core Businesses Results

BNP PARIBAS

French Retail Banking

In millions of euros	3Q06	3Q06 / 3Q05
Revenues	1,439	+5.3%
Incl. Interest Margin	847	+4.6%
Incl. Commissions	592	+6.3%
Operating Expenses and Dep.	-972	+4.3%
Gross Operating Income	467	+7.4%
Provisions	-35	-12.5%
Pre-Tax Income	432	+9.4%
Income Attributable to AMS	-24	+4.3%
Pre-Tax Income of French Retail Bkg	408	+9.7%

Including 100 % of French Private Banking for revenues to Pre-Tax Income items
Variation in the Home Ownership Savings Plans and Accounts reserve :
+€38mn in 3Q06 as compared to +€3 mn in 3Q05

	9M06	9M06/9M05
Revenues	€4.4 bn	+9.3%
Operating Exp. and Dep.	-€2.8 bn	+4.0%
Cost/Income	63.9%	-3.2 pts
Allocated Equity	€5.5 bn	+8.2%
Pre-Tax ROE	34%	+4 pts

- Revenue growth: +5.3%/3Q05 (excluding the effect of Home Ownership Savings Plans and Accounts: +2.8%)
  - Fees on investments funds & transactions: +9.8%/3Q05
  - Fees on other banking services: +4.6%/3Q05
  - Net interest margin stable (+0.3%) excluding the effect of Home Ownership Savings Plans and Accounts due to the impact of a rise in regulated interest rates and the delayed adjustment of customer rates in an environment of rising interest rates
- Very low cost of risk: 16 bps in 3Q06 compared to 20 bps in 3Q05

Individual Customers

- Major sales and marketing drive
  - +136,000 individual chequing and deposit accounts in 9M06 (including +56,000 in 3Q06)
  - Confirmed success of TERCEO, innovative fractional credit card payment service
- Gross financial savings inflow: +25.8%/9M05
  - Life insurance outstandings: +12.9%/30.09.05
  - Long and medium-term mutual fund outstandings: +16.3%/30.09.05
- Loans: +15.1%/3Q05
  - Mortgages: +16.6%/3Q05
  - Consumer loans: +7.1%/3Q05

Corporate Customers

- Moderate rise in loans: +3.4%/3Q05
  - Of which investment loans : +11.2%/3Q05
- Factoring loan outstandings: +17.5%/30.09.05
- Continued growth in cross selling
- Strong cash investment drive
  - Fees: +13%/9M05


Revenues from cross selling between FRB and CIB (100 reference in 2002)
100
263
425
538
439
599
2002
2003
2004
2005
9M06

BNP PARIBAS

International Retail Banking and Financial Services

In millions of euros	3Q06	3Q06 / 3Q05
Revenues	1,856	+24.9%
Operating Expenses and Dep.	-1,044	+30.0%
Gross Operating Income	812	+18.9%
Provisions	-221	+75.4%
Operating Income	591	+6.1%
Non Operating Items	24	n.s.
Pre-Tax Income	615	+0.3%

	9M06	9M06/9M05
Revenues	€5.4 bn	+27.0%
Operating Exp. and Dep.	-€3.0 bn	+29.5%
Cost/Income	56.2%	+1 pt
Allocated Equity	€7.0 bn	+25.2%
Pre-Tax ROE	37%	-3 pts

At constant scope and exchange rates/ 3Q05 : Revenues : +4.2% ; Operating Expenses and Dep : +7.1%; Gross Operating Income: +0.9%

- Acquisitions: significant contribution to growth
  - LaSer Cofinoga, Commercial Federal and UkrSibbank
- Organic increase in revenues: +4.2%*/3Q05
  - Business environment not very favourable in the U.S.
  - Good performances in financial services and in the emerging markets
- Operating expenses: +7.1%*/3Q05
  - Substantial organic growth initiatives
- Cost of risk: +€95mn/3Q05
  - Including the scope effect: +€68mn



Quarterly Revenues
in €mn
1,351
1,427
1,486
1,704
1,766
1,795
1,856
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

* At constant scope and exchange rates

IRFS: BancWest (1/3)

- Revenues: +10.6%/3Q05
  - Integration of Commercial Federal successfully completed
  - At constant scope and exchange rates: -2.5%/3Q05
- Fall in the interest margin rate
  - Unfavourable interest rates environments: rise in interest paid on deposits
  - Stepped up competition: in particular sharp decline in margins on prime consumer loans
  - Portfolio Mix: more prime consumer loans and less commercial loans than the competition


BancWest Contribution to Group Revenues
+10.6%
in €mn
480
531
3Q05
3Q06

- Operating expenses under control: +1.3%/3Q05 at constant scope and exchange rates
  - Cost savings associated with the integration of Commercial Federal fully implemented in 3Q06; full-year effect in 2007: USD 54mn
- Gross operating income: +4.0%/3Q05 (-6.3% at constant scope and exchange rates)

One of the best cost/income ratios among US retail banks (50.8% in 3Q06)

BNP PARIBAS

IRFS: BancWest (2/3)

- Growth in outstanding loans
  - +5.5% at constant scope and exchange rate/3Q05
- Better geographic diversity
  - California: only 38% of the portfolio
- Less exposed to the real estate sector than competition
  - 53% of the portfolio compared to 60% as at 30.06.06 for its peer group
  - Mortgage lending: negligible exposure to innovative mortgages
  - Corporate Real Estate: over 50% Owner-occupied
- Cost of risk maintained at a very low level: 13 bps of weighted assets in 9M06


Loan Portfolio as at 30/09/06
22%
26%
25%
28%
53%
Consumer
Mortgage Lending
Corporate Real Estate
Commercial & Industrial

A portfolio less sensitive to the U.S. economic cycle

IRFS: BancWest (3/3)

- Rolling out the whole product range throughout the entire network
  - Leasing, cash management for business
  - 3 new Agribusiness centres before mid 2007
  - By the end of 2006, at least one Private Banking centre for each of the 8 regional divisions
  - Continuing to assign insurance agents to the network: insurance fees up 22% /3Q05
- Commercial reorganisation
  - Enhancing customer segmentation
  - Extending corporate customer coverage: in particular 3 new National Banking Offices before mid 2007
- New incentive system for sales and marketing staff
  - To promote cross selling

Launch of a revenue and cross selling promotion programme

BNP PARIBAS

IRFS: Cetelem

- # 1 in Continental Europe
  - €48.7bn in outstandings excluding the parent company as at 30.09.06
- Revenues: +42.1%/3Q05 (+8.0%*/3Q05)
  - Contribution of LaSer Cofinoga: €152mn
  - France: +4%*
  - Fast-paced growth abroad: + 12.4%*, in particular in Spain, Germany and Brazil
  - Production: +18.3%*/3Q05 (+15.5%* in France; +21.2%* outside France)
- Continued to improve the combined ratio: 73.7% in 3Q06 (-1.9 pts/3Q05)
  - 46.3% rise in operating expenses (+9.4%*/3Q05) due to the scope effect and continuous sustained international growth
  - Decline in cost of risk: 195 bps in 3Q06 compared to 205 bps in 3Q05
- Operating income: +52.6% (+27.7%*)/3Q05



Revenues
+42.1%
in €mn
475
675
3Q05
3Q06

*at constant scope and exchange rate

BNP PARIBAS

IFRS: Emerging Markets

- Revenues: +51.0% (+15.6%*) / 3Q05
  - Fast-paced organic growth, notably thanks to a substantial contribution by Turkey (+48%), the Middle East and the Maghreb
  - First consolidation of UkrSibbank (contribution to 3Q06 revenues: €79mn amounting to 6 months of business)
- Operating expenses : +54.7% (14.0%*)/3Q05
  - 84 branches opened in 3Q06, primarily in Ukraine, Turkey, the Middle East and the Maghreb
- Gross operating income: +44.4% (+18.5%*)/3Q05
- Cost of risk: -€51mn in 3Q06 compared to +€10mn in 3Q05
  - Scope effect due to the integration of UkrSibbank (€22mn)



Revenues
+51.0%
in €mn
200
302
3Q05
3Q06



Number of branches planed
end of periode
500
574
1,630
830**
1,820
2004
2005
2006
2007

*at constant scope and exchange rates

** including the acquisition of UkrSibbank (18 April 2006)

BNP PARIBAS

Asset Management & Services

In millions of euros

	3Q06	3Q06 / 3Q05
Revenues	1,064	+22.3%
Operating Expenses and Dep.	-694	+19.2%
Gross Operating Income	370	+28.5%
Provisions	-6	n.s.
Operating Income	364	+26.8%
Non Operating Items	-3	+50.0%
Pre-Tax Income	361	+26.7%

	9M06	9M06/9M05
Revenues	€3.2 bn	+25.1%
Cost / Income	62.5%	-2.8 pts
Allocated Equity	€4.4 bn	+18.3%
Pre-Tax ROE	36 %	+3 pts

- Very strong drive to create value through organic growth
  - Very high net asset inflows: €9.3bn in 3Q06
  - Gross Operating Income: + 28.5%
- Sustained international expansion
  - Example of India: assets under management +75%/ 30.09.05, thanks in particular to the partnership alliance between BNP Paribas Asset Management and Sundaram Finance


Asset Inflow Rate*
4.6%
4.4%
9.9%
9.8%
2003
2004
2005
9M06

* annualised rate as a % of assets under management

BNP PARIBAS

AMS: Assets Under Management

- +10.8% rise compared to 31.12.05 (+14.9% compared to 30.09.05)
  - Very high net asset inflows
  - Favourable performance effect


Assets under Management
in €bn
429.7
31.6
15.0
476.3
Net Inflow
Scope, Performance and Exchange effects
31.12.05
30.09.06

AMS: Wealth and Asset Management



Revenues WAM
+14.1%
453
517
in €mn
3Q05
3Q06

- Expanding Private Banking in Asia
  - Particularly high asset inflows in 3Q06
  - Launched business in China
  - Top 5 in Asia for the HNWIs A*siamoney, July 2006. Perception Survey*
- Asset Management
  - Launched a range of bond and commodities trackers on Borsa Italiana (EasyETF)
- Pre-Tax Income: +15.9%/3Q05

BNP PARIBAS

AMS: Insurance and Securities Services

Insurance

- Gross asset inflows: €3.0bn in 3Q06
  - France: 40.8% share of unit-linked insurance products in life insurance revenues in 9M06 compared to 28.1% for the market
  - Outside France: very sharp rise in sales of savings products (+29%/3Q05 including a doubling in Asia) and credit protection insurance (+34%/3Q05)
- Pre-Tax Income: +37.7%/3Q05


Revenues
+34.2%
237
318
in €mn
3Q05
3Q06

Securities Services

- Continued to pursue sales and marketing drive
  - Assets under custody: €3,430bn, +19%/30.09.05
  - Assets under administration: €569bn, +18%/30.09.05
  - Expanded the service offering to brokers in Germany thanks to a targeted acquisition
  - Introduction of a Global Custody service in Switzerland
- Pre-Tax Income: +33.3%/3Q05


Revenues
+27.2%
180
229
in €mn
3Q05
3Q06

BNP PARIBAS

Corporate and Investment Banking

In millions of euros	3Q06	3Q06 / 3Q05
Revenues	1,761	+4.3%
Operating Expenses and Dep.	-996	+2.9%
Gross Operating Income	765	+6.3%
Provisions	82	n.s.
Operating Income	847	+10.1%
Non Operating Items	5	n.s.
Pre-Tax Income	852	+11.5%

	9M06	9M06/9M05
Revenues	€6.0 bn	+23.5%
Cost / Income	57.0%	-0.8 pt
Allocated Equity	€9.4 bn	+4.0%
Pre-Tax ROE	40%	+7 pts

- Revenues: +4.3%/3Q05
  - Compared to the high 3Q05 base period level
  - In an environment less favourable than during the first half of the year
- Operating expenses well under control
- Substantial net reserve writebacks
  - €82mn in 3Q06 / €49mn in 3Q05
  - Need for new provisions still limited
- Sharp rise in ROE in the first 9 months



Quarterly Revenues
in €mn
1,566
1,568
1,688
1,600
2,282
1,912
1,761
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

CIB: Advisory and Capital Markets

- Revenues: €1,146mn, up 8,6% compared to the very high level in 3Q05
- Equity derivatives: held up well in a less favourable market
  - United States: increased customer volumes including structured products for businesses and mutual funds
- Fixed Income: good level of business
  - Buoyant and balanced debt business in Europe (primary, flow, securitisation and structured products)
  - Good performance in interest rate derivatives
- Corporate Finance: strengthened positioning
  - M&A: # 1 in France *(Thomson Financial - deals closed)*, # 3 in Spain, # 7 in Europe for 9M06 *(Thomson Financial - deals announced)*
  - Equity Capital Markets: # 1 in France, # 7 in Europe *(Dealogic)*


EUROMONEY
Global Best Structured Product House (July 06)


The Banker
Investment
Banking
Awards 2006
Bank of the Year for Interest Rate Derivatives (Oct 06)


GLOBAL FINANCE
Best Credit Derivatives Provider Asia (Sept 06)

BNP PARIBAS

CIB: Financing Businesses

- Revenues: -2.8% (-€18mn) compared to 3Q05
  - Increased impact of protection bought: -€17mn/3Q05
- Structured Finance:
  - Maintained a selective policy in an environment where margins were falling
- Energy and Commodities Finance:
  - Fast-paced growth in the commodities structured financing businesses
- Maintained a high ROE: 30%
  - Decline in allocated equity
  - Positive cost of risk



Protection bought
(cumulated amount)
Reduction of risk weighted assets, in €bn
2
6
12
14
18
25
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06



Pre-Tax Income and Pre-Tax ROE
in €mn
29%
31%
30%
28%
27%
30%
30%
395
495
419
330
407
482
421
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06

BNP PARIBAS

BNL Group Results: 3Q06

In millions of euros	3Q06	3Q05	3Q06 / 3Q05
Revenues	**794**	**717**	**+10.7%**
Operating Expenses and Dep.	-509	-510	-0.2%
Gross Operating Income	**285**	**207**	**+37.7%**
Provisions	-85	-15	n.s.
Operating Income	**200**	**192**	**+4.2%**
Non Operating Items	3	7	-57.1%
Pre-Tax Income	**203**	**199**	**+2.0%**
Cost / Income	64.1%	71.1%	-7.0 pt

- BNL results on a stand alone basis, constant method
  - Restated according to BNP Paribas's aggregates
- Revenues: +10.7%/3Q05
  - +5.2% excluding one-off gains from asset disposals (€46mn in 3Q06 compared to €6mn in 3Q05)
- Operating expenses: -0.2%/3Q05
  - First impact of the cost synergies achieved since the acquisition
- Cost of risk: 85 M€ in 3Q06
  - One-off writebacks in 3Q05 (€45mn)

BNL: Business Trends

- Individual Customers


Loans Outstandings
BNL SpA
Other Loans
Mortgages
in €bn
21.1
4.6
16.5
+8.9%
23.0
4.3
18.7
3Q05
3Q06


Deposits Outstandings
BNL SpA
in €bn
26.2
+2.8%
26.9
3Q05
3Q06

- Corporate Customers


Loans Outstandings
BNL SpA
in €bn
28.6
+5.8%
30.3
3Q05
3Q06


Deposits Outstandings
BNL SpA
in €bn
22.1
+3.4%
22.9
3Q05
3Q06

BNP PARIBAS

BNL: Contribution to BNP Paribas

In millions of euros	3Q06
Revenues	759
Operating Expenses and Dep.	-480
Gross Operating Income	279
Provisions	-84
Operating Income	195
Non Operating Items	2
Pre-Tax Income	197
Cost / Income	63.2%
Allocated Equity (Ebn)	4.3
Pre-Tax ROE	18%

- Results including allocated equity and in compliance with group standards
- Restructuring costs in 3Q06: €9mn booked in the Corporate Center

Investors Day in Rome on 1st December 2006

BNP PARIBAS

BNP Paribas

Results as at 30 September 2006

Conclusion

Conclusion

Fast-paced growth accelerated by acquisitions in particular in Europe (BNL, LaSer Cofinoga)

Continued investments in organic growth

Very good operating performance in a less favourable environment


BNP PARIBAS

BNP Paribas

Results as at 30 September 2006

Appendices

In millions of euros	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06	9M06	9M05	9M06 / 9M05
Revenues	**6,829**	**5,458**	**+25.1%**	**7,245**	**-5.7%**	**20,891**	**16,232**	**+28.7%**
Operating Expenses and Dep.	-4,261	-3,362	+26.7%	-4,288	-0.6%	-12,411	-9,700	+27.9%
Gross Operating Income	**2,568**	**2,096**	**+22.5%**	**2,957**	**-13.2%**	**8,480**	**6,532**	**+29.8%**
Provisions	-264	-105	+151.4%	-121	+118.2%	-501	-317	+58.0%
Operating Income	**2,304**	**1,991**	**+15.7%**	**2,836**	**-18.8%**	**7,979**	**6,215**	**+28.4%**
Associated Companies	118	84	+40.5%	59	+100.0%	239	260	-8.1%
Other Non Operating Items	4	9	-55.6%	-2	n.s.	37	125	n.s.
Non Operating Items	**122**	**93**	**+31.2%**	**57**	**+114.0%**	**276**	**385**	**-28.3%**
Pre-Tax Income	**2,426**	**2,084**	**+16.4%**	**2,893**	**-16.1%**	**8,255**	**6,600**	**+25.1%**
Tax Expense	-638	-628	+1.6%	-837	-23.8%	-2,281	-1,780	+28.1%
Minority Interests	-113	-115	-1.7%	-155	-27.1%	-385	-303	+27.1%
Net Income, Group Share	**1,675**	**1,341**	**+24.9%**	**1,901**	**-11.9%**	**5,589**	**4,517**	**+23.7%**
Cost / Income	**62.4%**	**61.6%**	**+0.8 pt**	**59.2%**	**+3.2 pt**	**59.4%**	**59.8%**	**-0.4 pt**
Cost / Income without BNP Paribas Capital	**62.9%**	**62.0%**	**+0.9 pt**	**59.8%**	**+3.1 pt**	**60.0%**	**61.3%**	**-1.3 pt**

Cost of Risk


BNP Paribas Group
in bp
40
41
45
51
50
30
18
16
1999
2000
2001
2002
2003
2004
2005
9M06


FRB
in bp
23
26
32
39
25
15
2001
2002
2003
2004
2005
9M06


Cetelem
in bp
213
209
194
217
209
204
2001
2002
2003
2004
2005
9M06


BancWest
in bp
61
38
30
16
10
13
2001
2002
2003
2004
2005
9M06


CIB
in bp
51
62
62
7
-9
-20
0
2001
2002
2003
2004
2005
9M06

Annualised Cost of Risk – Net Provisions / RWA

BNP PARIBAS

Number of Shares, Earnings and Book Value per Share

Number of Shares

in millions	30-Sep-06	31-Dec-05	30-Sep-05
Number of Shares (end of period)	930.5	838.2	877.6
Number of Shares excluding Treasury Shares (end of period)	915.5	829.2	831.3
Average number of Shares outstanding excluding Treasury Shares	885.7	829.5	829.1

Earnings per Share

In euros	9M06	9M05
Earnings Per Share (EPS)	6.2	5.4

Book Value per Share

In euros	30/09/2006	30/09/2005
Book value per share	**48.4**	**44.0**
of which shareholders' equity not re-evaluated	*43.2*	*38.1*

BNP PARIBAS

A Solid Financial Structure

In billions of euros	30-Sep-06	31-Dec-05
Shareholders' equity Group share, not re-evaluated (a)	**37.4**	**30.7**
Valuation Reserve	**4.8**	**5.5**
(of which BNP Paribas Capital)	(1.9)	(1.6)
Total Capital ratio	**11.0%**	**11.0%**
Tier One Ratio (b)	**7.8%**	**7.6%**

(a) Excluding undated participating subordinated notes and after estimated distribution..

(b) on estimated risk weighted assets respetively of E452.3 bn as at 30.09.06 and E377.7 bn as at 31.12.05.

	30-Sep-06	31-Dec-05
Annualised Return on Equity	**21.2%**	**20.2%**

Ratings

S&P	**AA**	**Positive Outlook**	**Outlook upgraded on November 15, 2006**
Moody's	**Aa2**	Positive Outlook	Rating reaffirmed on February 7, 2006
Fitch	**AA**	Positive Outlook	Rating reaffirmed on May 15, 2006

BNP PARIBAS

FRB* 3Q06: Fees



Fees
in €mn
565
562
557
578
638
623
592
198
192
187
202
259
235
206
367
371
370
376
379
388
387
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
Fees on investment funds and transactions
Fees on other banking transactions

* including 100% of French Private Banking

BNP PARIBAS

FRB 3Q06: Outstandings

In billions of euros	Outstandings 3Q06	%Change 1 year 3Q06/3Q05	%Change 1 Quarter 3Q06/2Q06	Average Outstandings 9M06	%Change 1 year 9M06/9M05
LENDINGS (1)					
Total Loans	**96.5**	**+9.2%**	**+1.7%**	**94.7**	**+9.9%**
Individual Customers	52.4	+15.1%	+3.3%	50.8	+16.1%
Incl. Mortgages	44.9	+16.6%	+3.5%	43.3	+17.8%
Incl. Consumer Lending	7.6	+7.1%	+1.9%	7.4	+7.3%
Corporates	41.3	+3.4%	+0.1%	41.1	+4.3%
DEPOSITS and SAVINGS (1)	**81.5**	**+4.3%**	**+1.9%**	**80.2**	**+4.2%**
Cheque and Current Accounts	34.4	+6.1%	+2.2%	33.6	+6.2%
Savings Accounts	37.4	-1.8%	-0.8%	37.7	-0.4%
Market Rate Deposits	9.8	+27.5%	+12.4%	8.9	+18.3%

(1) Average cash Outstandings

In billions of euros	30-Sep-06	%Change 30.09.06/ 30.09.05	%Change 30.09.06/ 30.06.06
Funds under management			
Life Insurance	50.6	+12.9%	+3.4%
Mutual Funds (2)	75.2	+16.3%	+5.9%

(2) These statistics do not include mutual funds assets registered in Luxemburg (PARVEST)

BNP PARIBAS

Financial Services: Outstandings

In billions of euros	Sept 2006	Sept 2005	%Change 1 year /Sept-05	June 2006	%Change 1 Quarter /June-06
Cetelem (1)	**49.9**	**34.5**	**+44.6%**	**48.0**	**+4.0%**
France	28.7	19.4	+48.0%	27.9	+2.8%
Outside France	21.2	15.1	+40.3%	20.1	+5.7%
BNP Paribas Lease Group MT	**15.6**	**15.0**	**+4.2%**	**15.5**	**+0.6%**
France	10.6	10.8	-1.5%	10.7	-1.3%
Europe (excluding France)	5.0	4.2	+18.8%	4.8	+4.7%
UCB	**32.1**	**26.4**	**+21.4%**	**30.6**	**+4.8%**
France	16.5	14.9	+10.8%	16.1	+3.0%
Europe (excluding France)	15.5	11.5	+35.1%	14.6	+6.7%
Long Term Leasing with Services	**6.5**	**6.0**	**+9.3%**	**6.4**	**+1.7%**
France	2.1	2.0	+5.8%	2.1	+1.4%
Europe (excluding France)	4.4	4.0	+11.1%	4.3	+1.9%
ARVAL (in thousands)					
Financed vehicles	**494**	**460**	**+7.4%**	**484**	**+2.2%**
included in total managed vehicles	618	591	+4.5%	603	+2.5%

(1) Including LaSer-Cofinoga outstandings as at 31.12.05 (€12.0bn: €7.3bn in France and €4.7bn outside France).

BNP PARIBAS

BancWest: Activity

US GAAP

(in billions of USD)	30.09.06	30.09.05	30.09.06 / 30.09.05	30.06.06	30.09.06 / 30.06.06	Average Outstandings 3Q06/3Q05 At constant scope
Total Assets	**67.8**	54.6	+24.1%	66.7	+1.6%	
Loans and Leases	**45.1**	35.2	+28.3%	44.4	+1.7%	+5.5%
Deposits	**44.9**	35.6	+26.3%	43.6	+3.0%	+4.5%
Non Performing Assets /Loans and foreclosed properties	**0.54%**	0.40%	+14 bp	0.46%	+8 bp	
Allowance for Credit Losses /Total Loans and Leases	**1.07%**	1.19%	-12 bp	1.09%	-2 bp	

	3Q06	3Q05	3Q06 / 3Q05	2Q06	3Q06 / 2Q06
Net Interest Margin	**3.16%**	3.61%	-45 bp	3.35%	-19 bp


BNP PARIBAS

AMS – Net Asset Inflow and Assets under Management

Net Asset Inflow 9M06
€31.6bn


€16.9bn
€0.1bn
€4.4bn
€10.2bn

Assets under Management


476.3
+€46.6bn
429.7
91.9
144.8
193.0
Net Asset Inflow
€31.6bn
Scope, performance, exchange and others
€15.0bn
4.4
98.0
154.5
219.4
in €bn
31.12.05
30.09.06

Asset Management | Private Banking and Cortal Consors | Insurance | Real Estate Services

BNP PARIBAS

Asset Management
Breakdown of Assets under Management

31/12/05



Money Market
27%
Bonds
28%
Alternative, structured & Index-based
14%
Diversified
13%
Equity
18%

€193.0bn

30/09/06



Money Market
26%
Bonds
26%
Alternative, structured & Index-based
15%
Diversified
13%
Equity
20%

€219.4bn

BNP PARIBAS

CIB: Risk Weighted Assets by Type



Risk Weighted Assets - CIB
(beginning of period)
Market Risks
Counterparty Risks - Capital Markets
Credit Risks - Financing Businesses
in €bn
156
149
153
149
150
7.0
6.6
6.4
5.3
5.1
46.7
49.0
48.9
52.4
56.0
102.0
93.3
97.6
91.7
88.7
3Q05
4Q05
1Q06
2Q06
3Q06
+13.8% / 3Q05
-13.0% / 3Q05

VaR (1 day - 99%) by Type of Risk


BNP PARIBAS
Total
23 38 22 22 25 28 27 19 19 36 25 28 16 19 21
Commodities
Change and others
Equities
Interest rate
Credit
Netting
Average quarterly VaR
In millions of euros
31.03.03
30.06.03
30.09.03
31.12.03
31.03.04
30.06.04
30.09.04
31.12.04
31.03.05
30.06.05
30.09.05
31.12.05
31.03.06
30.06.06
30.09.06

Introduced credit risk in 4Q03, which was previously included and offset in interest rate risks
(Diagram: data from the last market trading date of the period)

BNP PARIBAS

BNP Paribas

Results as at 30 September 2006

Paris

16 November 2006